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                                                                  Exhibit 20.1

RMI.NET ACQUIRES WEB HOSTING, DEDICATED ACCESS SERVICE ASSETS OF SAN
                  FRANCISCO-BASED NOVO MEDIAGROUP

DENVER, Sept. 7 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), a national e-business and convergent communications company, announced today that it has acquired the high-end web hosting and dedicated access service assets of San Francisco-based Novo MediaGroup for $1.2 million in common stock. Annualized revenue run rates are expected to be $600,000. (Photo: NewsCom: http://www.newscom.com/cgi-bin/prnh/19990628/RMILOGO )

The acquisition of these assets, including a premier hosting facility, will augment RMI.NET's existing sales operations in the San Francisco Bay Area. Novo MediaGroup, which retains its digital commerce architectural business in San Francisco, has a number of major global clients, including Sony, Toyota, Levi Strauss & Co., E*TRADE and Lotus.

"The acquisition of these Novo MediaGroup assets strengthens our web hosting and web solutions business," said Douglas H. Hanson, chairman and chief executive officer for RMI.NET. "In addition, this acquisition enhances our efforts as a leading national e-commerce solutions company, and we intend to continue to focus our efforts in this area."

Through its business strategy and acquisitions efforts, RMI.NET is uniquely positioned in the industry to offer its customers the three major components of a successful e-commerce solutions provider: e-business applications services, high-speed Internet access services, and Internet hosting and Internet marketing services.

In a separate transaction, RMI.NET also announced the acquisition of Sterling Online Services, Inc. (SOS), an ISP based in Sterling, Colo., in a common stock transaction. SOS provides traditional Internet services to markets in northeastern Colorado, including dialup, dedicated and web hosting.

With the two recent additions to the company, RMI.NET is continuing to focus on its business strategy to grow the company organically and through strategic acquisitions. Since the start of the 1999, RMI.NET has purchased 12 companies for combined total of $18.2 million; the combined annualized revenue run rate of these companies is $19.1 million.

Denver-based RMI.NET, Inc., formerly Rocky Mountain Internet, is a national commerce solutions provider focusing on turnkey e-business applications and convergent communications. RMI.NET has developed and provides small and medium-sized companies with scalable e-business capabilities; customized web page development and hosting; nationwide Internet dialup and dedicated access; Digital subscriber line (DSL) service; and traditional communication services, including Internet telephony. The company wholly owns a proprietary portal site and search engine, Infohiway, at www.infohiway.com. For more information on RMI.NET, call (800) 864-4327, or visit the company's web site at www.rmi.net.

This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties which are described in the cautionary statements section of the company's 10K dated December 31, 1998, and may include other risks described in all Securities and Exchange Commission filings submitted as of this date.

/CONTACT: Mark Stutz of RMI.NET, Inc., 303-313-0672, mark.stutz@corp.rmi.net/